EXHIBIT 21.2

Siliconware Precision Industries Co., Ltd.

List of Subsidiaries

A.	SPIL (B.V.I.) Holding Ltd., a holding company organized under the laws of British Virgin Islands, has two direct holding subsidiaries:

(1)	SPIL (Cayman) Holding Ltd., a holding company organized under the laws of the Cayman Islands, holds two wholly owned subsidiaries, Siliconware Technology (Suzhou) Limited and Siliconware Electronics (Fujian) Co., Limited, each a corporation organized under the laws of the People’s Republic of China; and

(2)	Siliconware USA. Inc., a corporation organized under the laws of the State of California, U.S.A.

B.	Siliconware Investment Co., Ltd., a corporation organized under the laws of the Republic of China.